OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

StarringClaraBow, Inc.

1712 Pioneer Avenue, Suite 1609

Cheyenne, Wyoming 82001

(310) 943-7070

www.StarringClaraBow.com



Up to 100,000 shares of common stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

The company's business

StarringClaraBow, Inc. was incorporated in August 2016 to create, produce and finance a Broadway-bound period musical, Starring Clara Bow (The It Girl Musical). The musical tells the story of Clara Bow's remarkable rise to fame and fortune to become the world's first silent film sex symbol. After two years of work and the production of two sold-out staged readings of the play, the company now owns a refined libretto (script) and completed and recorded songs for the show, which were created by co-founders Jeffery Mundy (librettist/lyricist) and Barry Fasman (composer). The company now seeks to raise up to $1 million to finance off-Broadway workshops and productions, marketing and public relations and the costs of launching a larger capital raise under Regulation A to fully fund a Broadway production of the show.

Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and directors

Barry Fasman	Co-founder, President, CEO, Director
Jeffery Mundy	Co-founder, COO, Director
Gene Massey	CFO, Director

Barry Fasman

Barry "Foz" Fasman is an award-winning producer, songwriter, arranger, composer, and conductor. He wrote and produced 32 songs for NBC TV's *"FAME,"* and was British Record Producer of the Year in 1982 with the FAME albums he produced selling over 4 million copies. He also wrote and produced the popular theme song to NBC TV's "*Showtime At the Apollo."* Barry has produced and composed for the films "*I Know What You Did Last Summer,"* "*Dance with Me*," and the Oliver Stone films "*JFK*," "*Nixon*," and "*Heaven and Earth*."

Barry has arranged and conducted multiple top 10 hits including Melissa Manchester's *"Don't Cry Out Loud"* and Diana Ross' *"It's My Turn."* There's a near guarantee that you've heard Barry's work before, as he's conducted and arranged recordings for Billy Joel, Barry Manilow, Melissa Manchester, Johnny Mathis, STYX, and numerous other top artists. He's conducted live performances for Michael Bolton, Art Garfunkel, Linda Ronstadt, James Ingram, Natalie Cole, and Brian Wilson and has performed worldwide in legendary venues such as Carnegie Hall, Royal Albert Hall and the Hollywood Bowl. As a performer, Barry has even opened shows for The Doors and Jefferson Airplane as a member of The One-Eyed Jacks and he was also keyboardist and vocalist for the band Bluebeard.

Not only has Barry worked on film and television soundtracks, but he's also composed for the popular video games Robotech, Dynotopia, Star Trek: Shattered Universe, Spongebob Squarepants, Spy vs. Spy, and Corvette: 50th Anniversary. He currently owns and operates Sanctuary Sound Studios based in Los Angeles, California, where he's had the opportunity to work with many great artists. Sanctuary Sound is a full service recording and production studio. Since 2013, Barry has been developing *"Starring Clara Bow"* with Jeffery Mundy.

Concurrent with his work, Barry has also been directing the choir and conducting the Christmas and Easter chamber orchestra concerts at the Self-Realization Fellowship Lake Shrine in Pacific Palisades, California.

Barry has been employed full-time by the company since he founded it in August 2016.

Jeffery Mundy

Jeffery Mundy is an esteemed artist, painter, songwriter and playwright. He received his BFA from the Corcoran School of Art and Design in Washington D.C, and his MFA from the Ecole Superieure des Beaux Arts in Paris. He was signed to Warner Bros Music as a songwriter in the late 1970s, and wrote and co-published 38 top 100 songs. Eventually he shifted his focus towards musical theater and he co-wrote the musical *"The Next Step"* with Richard Greene, which ran at the Vine Street Theater in Los Angeles.

In 1991, he wrote his first original musical, *"Mississippi Moon"* with partner Barry Fasman, which in 1993 was the first recipient of the Disney/ASCAP Musical Theater Project. Mundy continued to work in musical theater and in 1996 wrote the musical *"Go for Broke,"* which is an adaption of Frank Gilroy's *play "The Only Game in Town."*

Jeffery supplements his income as a gourmet chef and in the past he was the gourmet chef for Frank Sinatra, Elton John, and many celebrities, but more recently he has been a cook on a tugboat.

In the past three years, since returning from China, Jeffery has been involved in the production of two musicals: The first is the musical adaption of George Axelrod's play *"The Seven Year Itch,"* which had productions in New York City starring Jane Krakowski, Peter Scolari, and John Christopher Jones. His other project has been his collaboration with Barry Fasman to develop "Starring Clara Bow"

Jeffery is one of our co-founders and works part-time for the company as COO.

Gene Massey

Gene is the company's part-time CFO. Gene is the CEO of MediaShares and its subsidiary, QwikShares, companies he established in 2007 to offer innovative crowdfinance solutions for marketing and transacting online securities offerings. MediaShares licenses its U.S.-patented methodology, system, and software to FINRA broker-dealers and their clients in order to facilitate crowdfinanced offerings. MediaShares' methodology helps companies with online fans, customers, and affinity groups raise capital by selling their private and public shares directly to their online communities. Using this system and software in online securities offerings, both the stock issuer and its FINRA broker-dealer collect valuable data from their massive online community of shareholders. Gene created the methodology and holds an issued patent, # 6,792,411, which he has assigned to MediaShares.

Gene is a regular speaker at Wall Street conferences and he is best known as an internet marketing specialist.

As a director and screenwriter, Gene has won awards from Clio, the Telly Awards, the New York Film Festival, the Houston Film Festival, the Art Director's Club of Los Angeles, the Homburg Award, Best Comedy Screenplay from the Houston Film Festival, the Arizona Film Society, and the Award of Excellence from the Film Advisory Board. Gene has directed such celebrities as Narendra Modi, India's Prime Minister, Jane Krakowski, Dwight Yoakam, Melora Hardin, Smokey Robinson, Alice Cooper, Tommy Smothers, Kenny G, Jane Wyatt, Jean Stapleton, Arthur Hill, Eva Marie Saint, Vincent Price, Henry Mancini and Oscar--- Winner Michael Blake. Gene has also worked personally with such well---known sports personalities as Johnny Miller, Sugar Ray Leonard, Chi Chi Rodriguez, Annika Sorenstam, Colin Montgomerie, Greg Louganis, Paul Azinger, Patty Sheehan, and Kenny Roberts. Prior to his work as a director, Gene was also an actor, appearing in a number of network television shows and feature films, as well as working with Steven Spielberg in "Close Encounters of the Third Kind."

Gene is active in community service and volunteers weekly making food for the homeless in downtown Los Angeles, and for 15 years he has taught a weekly "Life Skills" class at Camp Kilpatrick, a Los Angeles County Youth Correctional Facility for teenage boys.

Related party transactions

The company's only revenues to date have come from a $5,000 fee paid by a company controlled by the CEO, Sanctuary Entertainment, LLC, to license on a non-exclusive, worldwide basis the songs and lyrics of Starring Clara Bow.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the company and its business:

- **This is a brand-new company**. We were formed in 2016, have only recently commenced operations, and have minimal revenues. Our only asset is our intellectual property: the copyrights to songs and lyrics, and the copyright to the script for a bound-for-Broadway show. You can listen to our complement of musical numbers and read the script and judge whether you think this music and this script are good enough to make it to Broadway. Even if you agree with us that we have a great script and musical numbers, we cannot assure you that we can convert this material into a successful Broadway show. Although we have already had sold-out workshop productions with an overwhelmingly positive response, there is still no certainty of tremendous success on Broadway. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

- **Theatrical production is a high-risk industry and ticket sales are very difficult to predict.** The majority of Broadway and off-Broadway commercial theatre productions fail to recoup their production costs. Of the ones that do, many do not realize significant profits. We cannot assure you that Starring Clara Bow will be an economic success, even if the musical receives critical acclaim. The success of any previous or future readings, workshops or tryouts in no way predicts that a Broadway production will experience similar success. Many factors beyond artistic merit contribute to the success or failure of a theatrical enterprise, including venue location and size, ticket prices, media response, external market factors, marketing activities and competition of other Broadway shows, theatrical productions and cultural events that compete for theatergoers' entertainment dollars.

- **The company will need to raise additional money in the future to bring the production to Broadway.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, we will need to raise additional funds in the future since we anticipate that the net proceeds of this offering will only provide us with funds sufficient to stage an off-Broadway tryout.

- **We expect to raise additional capital. Therefore, your ownership interest in the company is likely to continue to be diluted.** We estimate that the cost of a Broadway production would be between $8 million and $10 million and necessitate our raising more funds by issuing more equity. We plan to use some of the net proceeds of this offering to prepare for a Regulation A offering.   Even if we do successfully raise more funds after this offering, the terms of Regulation A or other offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

- **Even if Starring Clara Bow is a critical success, we may not generate enough revenues to recoup the costs of the production and start paying distributions.** The rights of stockholders are determined by Wyoming law, which restricts the payment of distributions or dividends if the company cannot pay its debts or if its total assets are less than its total liabilities. We currently intend to retain all available funds and any future earnings to cover the costs of developing the musical and do not anticipate paying dividends on the common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors.

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if our targeted funds are raised, we will need to raise additional funds in the near future before we can bring Starring Clara Bow to Broadway.

- **We are controlled by our officers and directors.** Our officers and directors currently hold more than 97% of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

At October 27, 2016, the company had 1,128,050 shares of common stock reserved for issuance, of which 1,028,050 shares were outstanding, assuming outstanding convertible notes are converted into shares of common stock upon the closing of this offering. The company's officers and directors are the 3 largest shareholders and own 97.27% of the voting power. The remaining shares are owned by a total of 22 persons.

Jeffery Mundy	52.52%
Barry Fasman	35.02%
Eugene Massey	9.73%

Classes of securities

The company is offering 100,000 shares of common stock, par value $0 per share in this Offering.

Common Stock

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and the ability to pay dividends will depend on our future financial performance..

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Convertible notes

In September and October 2016, the company issued convertible notes totaling $20,000 in principal amount. For a description of the terms of the notes, see "Results of operations; Liquidity and capital resources; Indebtedness" below.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, the founders and executive officers. As a result, these few people have the ability to make all major decisions regarding the company. Investors will hold minority interests in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending October 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations; Liquidity and capital resources; Indebtedness

The company commenced operations in August 2016. To date, we have generated $5,000 in licensing revenues, paid to the company by Sanctuary Entertainment, LLC, a company owned and controlled by Barry Fasman, our CEO. On September 26, 2016, and October 3, 2016 the company issued convertible notes in the principal amounts of $15,000 and $5,000, respectively.   The notes accrue simple interest at 3% per annum and mature on September 26, 2019 and October 3, 2019. At maturity, the principal and accrued interest are payable at the option of the company or on demand by the holders.   The notes are convertible into 3,750 and 1,000 shares of common stock, respectively, upon the occurrence of certain events including an equity offering such as this offering. At October 31, 2016, we had $3,879 in cash on hand.

Financial milestones

Bringing a show to Broadway involves a number of interim steps. At each step of the way, the company will require additional funds at each step, as set forth in the Use of Proceeds.

Recent offerings of securities

In September and October 2016, the company issued convertible notes in the principal amounts of $15,000 and $5,000. The notes mature on the third anniversary of their issuance in 2019 and are convertible into 3,750 and 1,000 shares of common stock, respectively. The notes were sold in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the note have been put towards the operating expenses of the company, including legal costs of this offering.

Since the company was formed on August 23, 2016, the company issued or reserved for issuance 1,023,300 shares of common stock to our three officers and directors, to our advisory board members and to talent who have provided their services in producing our workshops and other performances of the show. The shares were sold in reliance on Section 4(a)(2) of the Securities Act.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding, with a minimum raise of $53,100. The net proceeds of this offering will be used to cover our operating expenses.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the company. The following uses of the net proceeds are based on the company's current spending forecast and include:

If we raise the minimum amount of $53,100:

Production of a medley of songs, choreographed and filmed against green screen with virtual backgrounds	$15,000
Staging and rehearsals with a choreographer	5,000
Stage rentals	3,000
Equipment rentals	1,200
Music rehearsal studio	1,500
Video editing	2,700
Freelance personnel	3,500
Press releases	2,400
Email campaigns	1,200
Trip to New York to hold auditions and meet with investors	3,600
Services of a public relations firm for 2 months	14,000

If we raise a total of $148,100, we will apply the net proceeds to all the above uses and

Hire a cast, choreographer, director and all personnel to stage a small workshop production to refine the show at a location outside New York	$60,000
Marketing	35,000

If we raise a total of $1 million, we will apply the net proceeds to all of the above uses and

Stage a larger tryout of the fully developed show with major talent in a regional theatre location such as Westport, Connecticut or Branson, Missouri	$350,000
Commence work on a Regulation A offering, including legal fees	250,000
Pay for marketing of the Regulation A offering	200,000
Pay StartEngine fees	50,000

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Annual reports

The company will make annual reports available on its website.

Compliance failure

The company has not previously failed to comply with Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]